UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
*

First California Financial Group
(Name of Issuer)

Common Stock
(Title of Class of Securities)

319395109
(CUSIP Number)

Paul Magidson c/o Castine Capital Management, LLC One International Place, Suite 2401 Boston, MA 02110 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	319395109
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castine Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,498,900

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,498,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON
OO, IA

CUSIP No.	319395109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul Magidson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,498,900

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,498,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	319395109

Item 1.	Security and Issuer.

The name of the issuer is First California Financial Group, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 3027 Townsgate Road, Suite 300, Westlake Village, California 91361, United States of America.  This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by (i) Castine Capital Management, LLC, a Delaware limited liability company (“Castine”), as the investment manager to certain private investment funds, with respect to Shares owned by such private investment funds, and (ii) Mr. Paul Magidson, a United States citizen and the principal of Castine, with respect to the shares owned by such private investment funds (the persons mentioned in (i) and (ii) are referred to as the “Reporting Persons”).  Mr. Magidson is the managing member of Castine.

(b)	The principal business address for each of the Reporting Persons is One International Place, Suite 2401, Boston, MA 02110, United States of America.

(c)	Castine provides investment management services to private individuals and institutions. The principal occupation of Mr. Magidson is investment management.

(d)	Mr. Magidson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Castine is approximately $ 4,307,699.  The shares were purchased with the investment capital of the private investment funds advised by Castine.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment purposes.  On January 23, 2012, the Reporting Persons sent a letter to the Issuer’s Board of Directors indicating the Reporting Persons’ support for the Pohlads’ January 11, 2012 demand that the Issuer’s Board of Directors immediately engage independent, nationally recognized investment bankers with relevant industry and transactional experience to assess all strategic alternatives, including the sale of the Issuer.

Given the rapidly changing and increasingly burdensome regulatory and operating environment, the Reporting Persons believe that the Issuer will continue to struggle to generate shareholder value if it maintains its current course of action.  The Reporting Persons believe that that any acquisition by the Issuer is likely to be dilutive to shareholders.  In addition, the Reporting Persons believe that that the Issuer would be a highly attractive acquisition candidate for several Southern California based banks due to its great deposit franchise.  The Reporting Persons believe that the Issuer could command a 30+% premium to current prices in a sale.  The alternative of staying independent and being an acquirer is likely to be less beneficial to current shareholders

The Reporting Persons may have discussions with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders and others regarding the Issuer’s business, strategy and future plans and alternatives that the Issuer could employ to increase shareholder value. In addition, the Reporting Persons may have discussions with other parties, including significant shareholders of the Issuer, regarding the Issuer and future plans of proposals with respect to the Issuer and its securities.

The Reporting Persons continually evaluate their investment in the Shares and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Shares beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Shares beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Shares, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Castine and Mr. Magidson may be deemed to be the beneficial owners of 1,498,900 Shares, constituting 5.1% of the Shares, based upon 29,220,079* Shares outstanding as of the date hereof.

Castine has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,498,900 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,498,900 Shares.

Mr. Magidson has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,498,900 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,498,900 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at November 22, 2011, as reported in the Issuer's Form S-3, filed on November 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares Exhibit C: Letter to the Issuer’s Board of Directors dated January 23, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012
(Date)

Castine Capital Management, LLC

By:	/s/ Paul Magidson
Paul Magidson, Managing Member

Paul Magidson
/s/ Paul Magidson
Paul Magidson

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated January 23, 2012, relating to the Common Stock of First California Financial Group shall be filed on behalf of the undersigned.

January 23, 2012
(Date)

Castine Capital Management, LLC

By:	/s/ Paul Magidson
Paul Magidson, Managing Member

Paul Magidson
/s/ Paul Magidson
Paul Magidson

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Castine

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

12/6/2011	Common Stock	659,886		3.185
12/6/2011	Common Stock	300,000		3.205
12/7/2011	Common Stock	400,000		3.280
12/9/2011	Common Stock		400,000	3.500
12/12/2011	Common Stock		1,100	3.618
12/15/2011	Common Stock		500,000	3.500
1/3/2012	Common Stock	12,475		3.260
1/3/2012	Common Stock		12,475	3.260

Exhibit C

January 23, 2012

VIA E-MAIL AND CERTIFIED MAIL

The Board of Directors of First California Financial Group, Inc.
c/o Robert E. Gipson, Chairman of the Board of Directors
Gipson Hoffman & Pancione
1901 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

Dear Directors,

Castine Capital Management, LLC is the third largest shareholder of First California Financial Group (FCAL), owning over 5.1% of the current shares outstanding. We are writing to indicate our support for the Pohlads’ January 11, 2012 demand that FCAL’s Board immediately engage independent, nationally recognized investment bankers with relevant industry and transactional experience to assess all strategic alternatives, including the sale of FCAL.

Given the rapidly changing and increasingly burdensome regulatory and operating environment, we believe that FCAL will continue to struggle to generate shareholder value if it maintains its current course of action. Management has told us many times that its preferred strategy is to acquire other institutions at inexpensive prices.  We do not see this as a realistic possibility given the numerous competing banks in FCAL’s markets that also want to make acquisitions and have a stock currency that makes a higher purchase price more easily achievable.  It seems obvious to us that any FCAL acquisition is likely to be dilutive to shareholders.  As it is the Board’s fiduciary responsibility to thoughtfully consider all of its strategic options before marching down a costly path of questionable value, we ask that you remember that a company’s independence is earned and not a birthright.  FCAL’s historical returns on assets and equity and, more important, prospective returns, do not, in our opinion, justify independence.  The fact that FCAL traded at a significant discount to tangible book value prior to the Pohlads’ filing is an indication of the investment community’s opinion about your current strategic plan.

Our reason for supporting the Pohlads’ 13D filing is our belief that FCAL would be a highly attractive acquisition candidate for several Southern California based banks due to its great deposit franchise.  We believe FCAL could command a 30+% premium to current prices in a sale.  The alternative of staying independent and being an acquirer is likely to be less beneficial to current shareholders.  It is our opinion that management’s history of acquisitions and track record of organic growth has been poor and has contributed to permanent dilution of shareholder value.  The following is a timeline of events and management actions that led to a capital shortfall in 2010 and a subsequent highly dilutive capital raise:

•	In 2007, the merger with National Mercantile was completed and tangible book value after the deal was $6.61 per share and the level of tangible common equity/tangible assets was 7.25%.
•	In 2008, the company’s tangible common equity ratio fell from 7.25% to 6.85% as bank earnings were offset by unrealized losses on private label MBS securities and a pooled trust preferred security.
•	On January 23 2009, FCAL purchased 1st Centennial Bank from the FDIC, which created $15.4 million of goodwill and intangible assets on the balance sheet.
•
For the year ended 12/31/09, FCAL had a net loss of $4.7 million due to the poor performance of the loan portfolio.  At year-end 2009, tangible common equity had fallen to 4.38% of tangible assets and tangible book value per share had fallen to $5.23.

•
Due to the resulting low level of capital to support the balance sheet, FCAL raised common equity on March 18, 2010.  FCAL sold 14.4M shares of stock at $2.50 per share, increasing the share count by 142% and further reducing tangible book value per share to $3.64 by the end of 2010.

Finally, we believe that it is imperative that other investors speak up so that FCAL’s Board of Directors can hear for themselves that we are not alone in our opinion.  FCAL stated in its press release of January 13, 2012 that “the views of its shareholders are very important and it will carefully consider their input.”  We have changed our 13-G to a 13-D to publicize this letter and to urge others with similar views to contact the Board.  While other large investors have expressed their dissatisfaction to us orally, we suggest that other shareholders express their opinions with letters to both the Board and to the Pohlads at the addresses below.

The Board of Directors of First California Financial Group, Inc.
c/o Robert E. Gipson, Chairman of the Board of Directors
Gipson Hoffman & Pancione
1901 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

Pam E. Omann
c/o Pohlad Family Foundation
60 South Sixth Street, Suite 3900
Minneapolis, MN 55402

Thank you for your consideration.
Sincerely,

Paul D. Magidson
Managing Member, Castine Capital Management, LLC

SK 21745 0001 1260077